EXHIBIT 12

Willbros Group, Inc.

Statements Regarding Computation of Ratios

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Earnings:
Earnings (loss) from continuing operations before income taxes	$(6,884)	$(18,564)	$(243,941)	$(53,638)	$14,995	$18,923
Plus: Fixed charges	20,693	37,451	48,927	31,205	13,329	14,908

Total Earnings	$13,809	$18,887	$(195,014)	$(22,433)	$28,324	$33,831
Fixed Charges:
Interest expense	$10,362	$20,305	$29,576	$20,009	$5,919	$10,846
Amortization of debt expense	4,775	9,237	15,582	8,225	4,352	1,518
Rental expense attributed to interest (1/3)	5,556	7,909	3,769	2,971	3,058	2,544

Total Fixed Charges:	$20,693	$37,451	$48,927	$31,205	$13,329	$14,908
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	2.12	2.27

(1)	- Earnings for the year ended December 31, 2012, 2011 and 2010 and for the six months ended June 30, 2013 were insufficient to cover fixed charges by $18.6 million, $243.9 million, $53.6 million and $6.9 million, respectively.